FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of August, 2016

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐      No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is the Registrant’s IR presentation, which supersedes the presentation filed by Registrant on February 22, 2016.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant)

Dated August 11, 2016	By:	/s/ Yael Shofar
Yael Shofar
General Counsel

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 August 2016   Gilat Satellite NetworksInvestor Presentation

 Forward Looking Statements Disclaimer  *  Certain statements made in this presentation that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to obtain financing and/or timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. We undertake no obligation to update or revise any forward-looking statements for any reason. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

 Mobility  Commercial  Services  Rural BroadbandPeru & Colombia  Enterprise & Consumer BB/Cellular Backhaul   IFC/Trains/Maritime/Defense  Providing Full Network Management and Equipment  Gilat – Boundless Communications  *

 5 R&D centers4 NOCs20 Sales offices   More than 1.5 million terminals globally~500 networksSold in 90 countries  Gilat at a Glance   Constant innovation: 5 R&D centersGlobal presence: 20 sales offices24x7 service via 4 NOCs  Driving the satellite industry since 1987  *

 Satellite Companies   Telcos / MNOsEnterprises  Service Providers & ISPs  System Integrators   Governments  Global Presence with Diverse Customer Base & Partners  *

 Capacity Abundance  *  Source: Euroconsult March 2016  *  Satellite delivers significant volumes, terrestrial-grade user experience and economies  Abundance of capacity unlocks new markets

 Revenue to be added in the next 10 years to the combined CPE and Service revenues: Satellite broadband access: ~$8.0 Billion Enterprise Networking: ~$1.0 Billion Wireless backhaul and trunking: ~$1.0 Billion  Satellite Market Service & CPE Revenues by Region  *

 Source: NSR 2015   Connected via satellite 2015 – 3,300 connected aircrafts 2024 – 20,000 connected aircrafts Highest growth is in the International market IFC will offer higher bandwidth in particular from HTS   Market forecasted to grow and generate $4B in retail & wholesale revenues by the end of 2024 (Source: NSR)  Connected Commercial Aircraft Growth from 2015 to 2024  Source: Euroconsult 2015

 Satellite Cellular Backhaul – Technology Breakthrough  *  Proven success:  Capricorn  Gilat’s Capricorn - a game-changer Satellite backhauling moving into the mainstream True LTE-over-satellite performance delivered to the handset

 Market Trends and Growth Drivers   Satellite on-the-MoveIn-Flight Connectivity (IFC)Maritime and TrainsBroadband (BB) Demand in Rural areasIncreasing demand in rural developing countries Cellular BackhaulRollout of LTE HTS (High Throughput Satellite)Reduced space segment cost significantly The new growth prospect for the satellite industryNeed for a strong network partner   Multi-spot Beams  *  INTERNET EVERYWHERE, ANYTIME

Gilat: Provide the Technology and Services for…

INTERNET EVERYWHERE, ANYTIME

Leveraging our Assets:

- Cutting edge technology
- Global presence and high reputation
- End-to-end (E2E) services capabilities

Market Trends:

- Abundance of capacity
- Declining prices



Trains
In-flight
X-Architecture
Broadband
Maritime
Enterprise
Cellular

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Mobility: In-Flight Connectivity (IFC)

Leading edge IFC solution components

gogo IN AIR. ONLINE

Modem-
Highest performance
400Mbps
SkyEdge II-c Taurus



In-flight

Antenna –
Breakthrough dual-band (KUKA)
ER 6000-A KUKA
Awarded contract with major satellite BB provider



Honeywell



Transceiver –
De facto industry standard for IFC
Wavestream AeroStream

ESA/PAA –
Electronically-Steered Array / Phased-Array Antenna - Development project for System integrator

 China  Potential is huge:Trains (CRRC)IFCRuralOther  Recent wins:  *

Services - End-to-End Managed Services

OPTUS **nbn**

Gilat provides end-to-end services via our NOC including:
Visibility to entire VSAT network;
Fault management; Hub satellite BW capacity monitoring;
Network resource availability monitoring for network operators and technical support engineers, installation around Australia under severe health & safety regulations.

FITEL

Gilat awarded approximately US$400 Million for broadband connectivity in Peru.
Project scope: 6,600 km of fiber optic, 1534 towers, 1,912 nodes, 2805 government institutions connected.
Includes network design, implementation and operations and service continuity.

TELSTRA

Gilat to provide high quality broadband Internet to consumers, SMEs and businesses throughout Australia. Service included roll out and monitoring of the network as well as bandwidth management.


Space Segment Setup & Management
HUB Setup
Onsite Installation
24x7 NOC
Call Center
Network Operation
Program Management
Service Level Management (KPI/SLA Compliance)

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Broadband Internet in Rural Areas  *  Proven solutions for bridging the digital divide, delivered via terrestrial and satellite networksCooperation with governments, ISPs, and NGOs On-time delivery, within budget and fulfilling the project scopeExperience deploying and operating networks in any terrain

 Financial Indicators  *

 Annual Revenues  EBITDA  *  Revenues: $290M - $310MEBITDA: $18M - $24M  2016 Management Objectives (US$ millions)

 * Adjustments reflect the effect of non-cash stock based compensation as per ASC 718, amortization of intangible assets related to shares acquisition transactions, impairments, restructuring costs and net income (loss) from discontinued operations.  GAAP  Q2 15  Q3 15  Q4 15  Q1 16  Q2 16  Revenues  44.3  40.3  67.7  52.7  67.9  Gross Profit  11.1  9.5  10.4  12.4  15.2  Gross Margin  25%  24%  15%  24%  22%  R&D net  6.4  6.0  3.7  5.8  6.2  S&M  6.4  6.0  6.1  5.1  5.9  G&A  5.5  5.2  3.4  4.4  5.7  Goodwill impairment & restructuring  -  21.4  0.5  -  -  Operating loss  (7.2)  (29.1)  (3.4)  (3.0)  (2.5)  Net loss  (9.1)  (32.4)  (5.2)  (4.0)  (3.7)  Diluted EPS  (0.21)  (0.73)  (0.12)  (0.09)  (0.07)  Non GAAP*  Non GAAP*  Non GAAP*  Non GAAP*  Non GAAP*    Gross Margin  28%  27%  32%  26%  24%  Operating Income (loss)  (5.2)  (5.8)  8.9  (1.4)  (0.8)  Net income (loss)  (7.1)  (8.9)  7.0  (2.4)  (2.0)  EBITDA  (2.5)  (3.4)  11.1  0.5  1.0  *  Quarterly Profit and Loss Highlights (US$ millions, except per share data)

   June 30,2016  December 31,2015  Cash Balances1  130.1  120.9  Total Assets  369.0  370.8  Total Debt2  21.8  26.0  Shareholders’ equity  206.6  178.1  1) Including cash and cash equivalents, restricted cash and net of short term bank credits.2) Includes long term loans and current maturities of long term loans  *  Balance Sheet Highlights (US$ millions, except per share data)

 Questions & Answers  *

 Thank You  Gilat Satellite Networks | info@gilat.com | www.gilat.com  *